Exhibit (a)(41)

Stock Option Exchange Program is Now Closed.

The Nortel Networks Corporation offer to eligible employees to exchange eligible outstanding options has now expired.

By 12:00 p.m. eastern daylight savings time on Wednesday July 25, 2001, we will have confirmed receipt of all acceptance and withdrawal letters that were received by 11:59 p.m. eastern daylight savings time on July 23, 2001. If you have sent in an acceptance or withdrawal letter and have not received a confirmation by Wednesday, you should call the Exchange program hotline immediately and no later than 8 pm eastern daylight savings time Thursday July 26, 2001 at:

1-877-667-8352 North America
1-416-868-2360 International

After that time the hotline will be closed.

[For reference, the offer to exchange document is available to the right.] [On Website only]

Stock Option Administration